

February 7, 2012

<u>Via E-mail</u>
Mr. Mark Labell
Senior Vice President, Finance
Malkin Holdings LLC
One Grand Central Place – 60 East 42nd Street
New York, NY 10165

      Re: Empire State Building Associates L.L.C.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed August 16, 2011
              File No. 000-00827

Dear Mr. Labell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Daniel L. Gordon

                          Daniel L. Gordon
                          Branch Chief